Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

                   August 10, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:  Perry J. Hindin, Esq.

Re:           Presidential Life Corporation (the “Company”)
 Definitive Additional Materials on Schedule 14A filed August 5, 2010
 Filed By Herbert Kurz et al.

Ladies and Gentlemen:

We are counsel to Mr. Herbert Kurz.  Reference is made to the referenced letter filed on August 5, 2010 by Mr. Kurz on behalf of all participants under Schedule 14A as Definitive Additional Materials (the “Letter”).

Reference also is made to the staff’s letter dated August 6, 2010, addressed to the undersigned, containing comments on the Letter, among other matters.  Set forth below seriatim are responses to such staff comments, each of which is repeated before the applicable response.

General

1.	We note that in response to prior comment 1 you revised the cited statements to now read as follows:

•	“The Board I urge you to vote for has solid experience and a proven track record and will reverse the waste that we believe undermines current operations.”

•	“We will focus on an orientation of integrity and profitability and work to make the dividends more secure.”

Such statements still appear to impugn the character, integrity or personal reputation of the Company’s current directors and management, or make charges of illegal, improper or immoral conduct without adequate factual foundation. Our prior comment requested that you do not use these or similar statements without providing a proper factual foundation for the statements. Your response to prior comment 1 does not provide such foundation for the above statements nor does the filing itself provide sufficient basis to enable a reader to properly evaluate the

Securities and Exchange Commission
August 10, 2010

veracity of such statements. As noted in Exchange Act Rule 14a-9, no solicitation subject to Regulation 14A shall be made by means of any communication, written or oral, which omits to state any material fact necessary in order to make the statements therein not false or misleading.

We respectfully disagree.  We do not agree that either referenced statement “impugns the character, integrity or personal reputation of the Company’s current directors and management, or makes charges of illegal, improper or immoral conduct.” Further, we believe that both statements are well within the bounds of customary discourse in this context. Also, as Mr. Kurz has stated, among the “waste” expressly referenced by him is the repeatedly-disclosed nearly $5 million dollars spent by the Company just to defeat Mr. Kurz’s nominees during the last year. Mr. Kurz believes that nearly $5 million is an enormous amount of money for lawyers, proxy solicitors and printers in such a short period of time for a Company that made only $2.2 million of net income in its most recent fiscal year (which by the way should be compared with net income of $18.6 and $63.6 million in 2008 and 2007, respectively). In addition, in support of Mr. Kurz’s statements, set forth below are links to examples of similar references to “waste” in recent proxy contests, although we believe such examples are anecdotal and unnecessary to the conclusions above.

http://www.sec.gov/Archives/edgar/data/1047188/000118811210001609/t68213f_dfan14a.htm

http://www.sec.gov/Archives/edgar/data/867963/000121390010001261/dfan14a_uamhealthcorp.htm

http://www.sec.gov/Archives/edgar/data/921671/000119380510001451/e607027_dfan14a-western.htm

http://www.sec.gov/Archives/edgar/data/2969/000095015710000679/dfan14a.htm

In addition, as noted in our prior comment, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

Mr. Kurz again notes the comment.

2.	We note your response to prior comment 2. Please note our specific comments below with respect to the following statements revised in response to our prior comment:

•
“The GAAP return on equity of 0.44% for 2009 and 1.5% (annualized) for the first quarter of 2010 suggests that the Company may be earning less than its cost of capital.” Provide us on a supplemental basis supporting documentation indicating the Company’s cost of capital for the periods referenced in this statement.

Securities and Exchange Commission
August 10, 2010

Mr. Kurz respectfully notes that in the life insurance industry “return on equity” (ROE) is a commonly used fundamental metric.  ROE, which indicates the return a life insurance company is generating on its investments, as  commonly calculated and as used by Mr. Kurz simply means net income divided by stockholders equity.  The ROE above for 2009 was calculated based on dividing the Company’s net income for 2009 of $2.2 million by the average of its stockholders’ equity of $568.3 million and $___ million for December 31, 2008 and 2009, respectively (the beginning and ending such amounts during the relevant period, 2009), all of which amounts are derived from the Company’s 2009 Form 10-K. The ROE for any other quarterly periods is similarly calculated, in the case of the Company using its unaudited information from subsequent Forms 10-Q.

Mr. Kurz respectfully notes that in the life insurance industry “cost of capital” (COC) also is a commonly used fundamental metric. We are advised that COC is a theoretical capital asset pricing model calculation that is complex and takes the risk free rate plus the company’s cost of equity and debt and combines them. Mr. Kurz has not definitively quantified the Company’s COC in any disclosure and only observes that its ROE “may be” less than its COC, even though  Mr. Kurz believes that it would be generally understood in the industry that the Company’s COC is in fact higher than its ROE.  Mr. Kurz stands by his disclosure but, in light of the staff’s requirement for the underlying calculations, will refrain from making this comparison in the future unless he decides to present a definitive computation.

•
“The Company suffered a reduction in Capital and Reserve of almost $100 million this past year.” Neither the annual report chart referenced in your response, the statement in your response that “the extensive and complex discussion” in the Company’s 2009 10-K (as defined your response letter) is “a fair presentation thereof,” nor the quoted statement in your response serves as a reasonable basis for the statement in your soliciting material without further support. While we acknowledge that the chart of page 2 entitled “Capital/Surplus/AVR” shows a decrease from 2008 to 2009 of $91 million, as opposed to “almost $100 million”, it is unclear whether such table is showing that such $91 million decrease constitutes a “reduction in Capital and Reserve.”

We believe this comment has been answered. Again, Mr. Kurz notes that the Company’s most recent Form 10-K is replete with applicable support.  For example, page 17 of the Form 10-K contains the following two disclosures:

“For the year ended December 31, 2009, the Insurance Company, had four ratios that fell outside the normal range.  Two ratios, the “Net Change in Capital and Surplus” and the “Gross Change in Capital and Surplus” fell outside of the normal range due to an increase in unrealized losses as well as an increase in the non-admitted portion of the statutory deferred tax asset.”

and

Securities and Exchange Commission
August 10, 2010

“The Insurance Company’s adjusted capital at December 31, 2009 and 2008 was $280.5 million and $370.9 million, respectively, which exceeds all four action levels.  The Company’s RBC ratio as of December 31, 2009 and 2008 was 388% and 450%, respectively.” [emphasis added]

Mr Kurz believes these disclosures amply support the referenced statement by Mr. Kurz, who must rely on the Company’s disclosures. We respectfully request that if the staff finds the disclosure confusing, then the staff question the Company regarding its chart and other disclosure on which Mr. Kurz has reasonably relied. For a description of the Company’s “AVR,” which is complex and qualitative, we respectfully refer the staff to the Company’s extensive description thereof in its Form 10-K and upon which Mr. Kurz also must rely.

Further, the use of the terms “Capital and Reserve,” without further disclosure of the meaning of such terms and the basis for such $100 million figure, raises the question whether such statement complies with the requirements of Rule 14a-9.

Reference is made to the preceding response.

•
“We believe their business plan is not sufficiently profitable.” As noted in our prior comments, characterizing a statement as your opinion or belief does not eliminate the need to provide proper factual foundation for the statement. Your response that “Mr. Kurz believes this digression from the Company’s core competencies and historical business is not a profitable plan” does not appear to serve as a reasonable basis for the statement in your soliciting material without further support. Further, your statement that the “referenced sentence does not necessarily mean results of operations, but as noted the Company’s apparent business plan, which Mr. Kurz knows includes entering into new insurance lines of business” acknowledges that a reader might interpret such statement as referring to results of operations. This again raises the question whether such statement complies with the requirements of Rule 14a-9 without further explanation or detail within the disclosure.

Mr. Kurz believes that there is ample support for the referenced statement. The Company reported net income of $2.2, $18.6 and $63.6 million in 2009, 2008 and 2007, respectively. We believe this is ample support for a belief that the business plan is not sufficiently profitable.

•
“Compare the market value of Presidential stock owned by all of their directors to their wasteful outlay, $2,000,000 vs. almost $5,000,000 wasted.” Given that your response cites to figures totaling less than $4.3 million as opposed to “about 5 million dollars,” the reference to this figure does not appear supportable by the information you have provided in response to your comment. Further, it is unclear what the phrase “almost $5,000,000 wasted” means in the current context. Given the statement elsewhere in the soliciting material that “…because we have no present plans to replace management, we anticipate the election of

Securities and Exchange Commission
August 10, 2010

the new Board will create almost no disruption to the operations of the Company,” such “5,000,000 wasted” statement again raises the question whether it complies with the requirements of Rule 14a-9 without further explanation or detail within the disclosure. If Mr. Kurz and his nominees have no present plans to replace management, then why is it reasonable to imply to readers that management’s expenditure of resources to contest the past consent solicitation and current proxy solicitation by Mr. Kurz is being “wasted” to “maintain [management’s] jobs and  benefits?”

With all due respect, the reference to “almost $5 million wasted” repeatedly has been discussed in correspondence with the staff. The referenced $4.3 million spent solely on defeating Mr. Kurz’s nominees is almost $5 million and that does not include any of the entire universe of other expenditures that Mr. Kurz might properly characterize as “wasted.” This is just one category of expense. We believe it is entirely reasonable for Mr. Kurz to infer the referenced statements if management and the board spent almost $5 million dollars on defeating him and has just hired a compensation consulting firm and indicated increasing salaries.

•
“…we successfully navigated our company from its $6/share original cost to a market value (with stock splits) of $1000/share along with a steady stream of dividends.” Please add the information provided in your response to the disclosure. Disclosure of the current statement without the additional detail provided in your response again raises the question whether it complies with the requirements of Rule 14a-9.

We do not believe any shareholder reading the foregoing disclosure would misunderstand the full import of the statement that the original $6 per share value increased to $1,000 per share, excluding the effect of stock splits. Nonetheless, in the interest of increased clarity, Mr. Kurz agrees that future references to this information will contain an express reference to the exclusion of the impact of stock splits subsequent to the Company's IPO.

Please refrain from making any unsupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.

The comment is again noted.

Each of Mr. Kurz and the other participants acknowledge that:

●	he or she is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	he or she may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 10, 2010

If you have any questions, please call the undersigned at 212-837-6770.

Very truly yours,

/s/ Gary J. Simon
      Gary J. Simon